UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)

HealthWarehouse.com, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

42227G202

(CUSIP Number)

Lloyd I. Miller, III

3300 South Dixie Highway

Suite 1-365

West Palm Beach, Florida 33405

(561) 287-5399

(Name, Address and Telephone Number

of Person Authorized to Receive Notices

and Communications)

October 28, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  [X]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	42227G202	SCHEDULE 13D/A12
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Lloyd I. Miller, III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_]
(b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF-AF-OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,590,069
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
2,590,069
	10	SHARED DISPOSITIVE POWER
-0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,590,069*

* The shares reported herein consist of (i) 413,030 shares of common stock, and (ii) 203,082 shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible into 10.72 shares of common stock.

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) [_]
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%[1]
14		TYPE OF REPORTING PERSON
IN

______________________

1 The percentages reported in this Schedule 13D/A are based upon 39,747,422 outstanding shares of Common Stock (as described in Item 5 hereof).

SCHEDULE 13D/A12

This constitutes Amendment No. 12 (the “Amendment No. 12”) to the statement on Schedule 13D filed on behalf of Lloyd I. Miller III (“Mr. Miller” or the “Reporting Person”), dated and filed November 18, 2010 (the “Miller Statement”), relating to the shares (“Shares”) of common stock (the “Common Stock”) of HealthWarehouse.com, Inc. (the “Company” or the “Issuer”). The Company’s principal executive offices are located at 7107 Industrial Road, Florence, Kentucky 41042. This Amendment No. 12 is being filed to report that, since the filing of Amendment No. 11 to the Statement (“Amendment No. 11”), dated January 17, 2014, a material change occurred in the percentage of Shares beneficially owned by Mr. Miller. Unless specifically amended or modified hereby, the disclosure set forth in the Miller Statement (as amended) shall remain unchanged.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 2,590,069 Shares, which is equal to 6.5% of the 39,747,422 outstanding Shares. As of the date hereof, 2,590,069 of the Shares beneficially owned by Mr. Miller are owned of record by Milfam I.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 39,747,422 outstanding Shares referenced above is the sum of the following amounts: (i) 35,237,050 Shares based on the Issuer’s Schedule 14A filed on September 26, 2014, (ii) 2,333,333 Shares issued in a private offering as described in the Issuer’s Form 8-K filed on October 29, 2014, and (iii) 203,082 Shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible into 10.72 Shares (including accrued and unpaid dividends).

(b) Mr. Miller has sole dispositive and voting power for the Shares owned by Milfam I.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	Milfam I
Date of Transaction	Number of Shares Sold	Price Per Share
September 22, 2014	55,131	$0.1505
September 25, 2014	34,967	$0.18
October 27, 2014	15,000	$0.175
October 28, 2014	45,100	$0.1722
October 30, 2014	39,900	$0.175

.

(d) No person other than Mr. Miller has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2014
	By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III